UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Condensed Consolidated Balance Sheets as of September 27, 2008 and March 29, 2008	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended September 27, 2008 and September 29, 2007 and for the twenty-six week periods ended September 27, 2008 and September 29, 2007	6

99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 27, 2008 and September 29, 2007	7

99.4	Notes to the Unaudited Condensed Consolidated Financial Statements	8

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 17, 2008		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Condensed Consolidated Balance Sheets as of September 27, 2008 and March 29, 2008

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended September 27, 2008 and September 29, 2007 and for the twenty-six week periods ended September 27, 2008 and September 29, 2007

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 27, 2008 and September 29, 2007

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	September 27, 2008	March 29, 2008
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	$2,636	$3,170
Accounts receivable	11,025	11,979
Inventories	187,890	181,925
Deferred income taxes	4,584	4,595
Other current assets	3,481	5,184

Total current assets	209,616	206,853

Property and equipment	38,517	39,575
Goodwill and other intangible assets	13,036	13,123
Deferred income taxes	34,394	31,424
Other assets	532	873

Total non-current assets	86,479	84,995

Total assets	$296,095	$291,848

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$126,959	$120,131
Accounts payable	38,454	37,805
Accrued liabilities	9,384	9,611
Current portion of long-term debt	4,138	2,629

Total current liabilities	178,935	170,176

Long-term debt	24,169	24,669
Other long-term liabilities	3,731	4,131

Total long-term liabilities	27,900	28,800

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,623,982 and 3,562,165, respectively	22,251	22,200
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,703	15,699
Retained earnings	12,648	16,610
Accumulated other comprehensive income (loss)	45	(250)

Total stockholders’ equity	89,260	92,872

Total liabilities and stockholders’ equity	$296,095	$291,848

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	13 weeks ended September 27, 2008	13 weeks ended September 29, 2007	26 weeks ended September 27, 2008	26 weeks ended September 29, 2007
Net sales	$61,150	$59,846	$133,587	$127,897
Cost of sales	33,763	30,966	73,322	67,386

Gross profit	27,387	28,880	60,265	60,511

Selling, general & administrative expenses	27,288	28,545	58,474	58,624
Depreciation and amortization	1,674	1,744	3,395	3,344

Total operating expenses	28,962	30,289	61,869	61,968

Operating loss	(1,575)	(1,409)	(1,604)	(1,457)
Interest and other financial costs	2,505	2,612	5,185	5,006

Loss before income taxes	(4,080)	(4,021)	(6,789)	(6,463)
Income tax benefit	(1,997)	(533)	(2,827)	(956)

Net loss	$(2,083)	$(3,488)	$(3,962)	$(5,507)

Weighted average shares outstanding, basic & diluted	11,338	11,263	11,326	11,253

Net loss per common share, basic & diluted	$(0.18)	$(0.31)	$(0.35)	$(0.49)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 27, 2008	26 weeks ended September 29, 2007
Cash flow used in provided by operating activities:
Net loss	$(3,962)	$(5,507)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,836	3,795
Amortization of debt costs	260	78
Non-cash stock compensation (income) expense	(19)	48
Deferred income taxes	(2,827)	(956)
Other operating activities, net	(466)	(549)
Decrease (increase) in assets:
Accounts receivable	868	4,294
Inventories	(7,335)	(21,518)
Other current assets	1,654	(331)
Increase (decrease) in liabilities:
Accounts payable	688	13,225
Accrued liabilities and other long-term liabilities	183	(1,531)

Net cash used in operating activities	(7,120)	(8,952)

Cash flows used in investing activities:
Additions to property and equipment	(3,177)	(5,210)

Net cash used in investing activities	(3,177)	(5,210)

Cash flows provided by financing activities:
Increase in bank indebtedness	8,342	12,568
Increase in obligations under capital leases	2,899	2,008
Repayment of long-term debt	(344)	(323)
Repayment of obligations under capital leases	(1,115)	(539)

Net cash provided by financing activities	9,782	13,714
Effect of exchange rate on cash and cash equivalents	(19)	158

Net increase in cash and cash equivalents	(534)	(290)
Cash and cash equivalents at beginning of period	3,170	2,976

Cash and cash equivalents at end of period	$2,636	$2,686

Supplemental cash flow information:
Interest paid	$5,025	$5,496
Non-cash transactions from investing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$386	$959

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”), its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and Mayors’ wholly-owned subsidiary Henry Birks & Sons U.S. Inc. These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the thirteen and twenty-six week periods ended September 27, 2008 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 29, 2008, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2008.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles in the United States and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current period presentation.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 29, 2008 as fiscal 2008, and the current fiscal year ending March 28, 2009 as fiscal 2009. Fiscal 2008 and fiscal 2009 consist of four thirteen week periods.

2. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”) on April 1, 2007. During the twenty-six week period ended September 27, 2008, the unrecognized tax benefits of the Company were increased by approximately $0.2 million to $2.3 million, all of which would affect the effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 27, 2008, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards.

The tax years 2005 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded an income tax benefit of $2.8 million for the twenty-six week period ended September 27, 2008 compared to $1.0 million for the comparable period last year. This $1.8 million increase is primarily due to the resolution of matters pertaining to prior years’ income taxes and by recording tax benefits on both of the Company’s U.S. and Canadian operations during the current period, while in the prior year a valuation allowance on deferred tax assets related to the Company’s U.S. operations existed, and therefore no tax benefit related to the prior year U.S. operating losses was reflected in the Company’s financial statements.

3. Net Loss Per Common Share

For the thirteen and twenty-six week periods ended September 27, 2008, 1,116,179 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights (“SARs”) were excluded from the computation of net income per diluted share due to their antidilutive effect.

For the thirteen and twenty-six week periods ended September 29, 2007, 1,237,225 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights (“SARs”) were excluded from the computation of net income per diluted share due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 27, 2008	As of March 29, 2008
	(In thousands)
Raw materials	$5,777	$6,951
Work in progress	2,276	2,861
Retail inventories and manufactured finished goods	179,837	172,113

	$187,890	$181,925

5. Segmented Information

The Company has two reportable segments, “Retail” and “Other.” At September 27, 2008, Retail operated 37 stores across Canada under the Birks brand, and 31 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes our manufacturing operations, which produce inventories for the Retail segment of our business.

These two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the thirteen week periods ended September 27, 2008 and September 29, 2007, is set forth below:

	RETAIL		OTHER		TOTAL
	13 weeks ended 9/27/08	13 weeks ended 9/29/07	13 weeks ended 9/27/08	13 weeks ended 9/29/07	13 weeks ended 9/27/08	13 weeks ended 9/29/07
	(In thousands)
Sales to external customers	$58,523	$57,787	$2,627	$2,059	$61,150	$59,846
Inter-segment sales	—	—	$6,511	$9,165	$6,511	$9,165
Unadjusted gross profit	$27,056	$28,441	$1,536	$1,879	$28,592	$30,320

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirteen week periods ended September 27, 2008 and September 29, 2007:

	13 weeks ended September 27, 2008	13 weeks ended September 29, 2007
	(In thousands)
Unadjusted gross profit	$28,592	$30,320
Inventory provisions	(870)	(663)
Other unallocated costs	(688)	(521)
Recognition (elimination) of intercompany margin	353	(256)

Gross profit	$27,387	$28,880

Certain information relating to the Company’s segments for the twenty-six week periods ended September 27, 2008 and September 29, 2007 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/27/08	26 weeks ended 9/29/07	26 weeks ended 9/27/08	26 weeks ended 9/29/07	26 weeks ended 9/27/08	26 weeks ended 9/29/07
	(In thousands)
Sales to external customers	$127,632	$122,699	$5,955	$5,198	$133,587	$127,897
Inter-segment sales	—	—	$16,400	$16,265	$16,400	$16,265
Unadjusted gross profit	$59,627	$59,973	$3,791	$3,057	$63,418	$63,030

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 27, 2008 and September 29, 2007:

	26 weeks ended September 27, 2008	26 weeks ended September 29, 2007
	(In thousands)
Unadjusted gross profit	$63,418	$63,030
Inventory provisions	(1,619)	(1,413)
Other unallocated costs	(1,644)	(1,677)
Recognition (elimination) of intercompany margin	110	571

Gross profit	$60,265	$60,511

6. Subsequent Event

In October 2008, the Company received a commitment to enter into a term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain operating and inventory costs related to its sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. This loan will bear interest at a rate of prime plus 3.5% per annum and is repayable in 60 monthly repayments. The funding of the loan is taking place through several installments during the period commencing with the closing date through March 2010. The commitment expires on December 6, 2008.

In anticipation of the expiration of the Company’s existing working capital credit facility, the Company is currently in the process of negotiating an extension and modification of its working capital credit facility for a period of three years. In addition, the Company is concurrently negotiating additional sources of financing in order to meet its liquidity needs. These borrowing facilities, if executed, will be at a higher cost and will be more restrictive than the Company’s current working capital credit facility. The Company seeks to close these facilities during the thirteen-week period ended December 27, 2008. Maintenance of sufficient cash and the availability of funding through an adequate amount of committed financing are necessary for the Company to fund its day-to-day operations.

Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 29, 2008 as fiscal 2008, and the current fiscal year ending March 28, 2009 as fiscal 2009. Fiscal 2008 and fiscal 2009 consist of four thirteen week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern U.S. As of October 31, 2008, we operated 37 stores under the Birks brand in most major metropolitan markets of Canada, 31 stores under the Mayors brand in Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing operations, which produce unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 2.5% and 3.6% of sales during the thirteen week periods ended September 27, 2008 and September 29, 2007, respectively, and 3.6% and 4.4% of sales during the twenty-six week periods ended September 27, 2008 and September 29, 2007, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $1.0 million for the thirteen week periods ended September 27, 2008 and September 29, 2007, respectively, and $2.1 million and $1.9 million for the twenty-six week periods ended September 27, 2008 and September 29, 2007, respectively.

We believe that the key drivers of our performance over the short and long term will be our ability to:

•	manage expenses and assets efficiently in order to optimize profitability and cash flow;

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies;

•

execute our merchandising strategy to increase net sales and expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	expand distribution by selective new store openings and integrating acquired companies in existing and new markets; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S., but do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 29, 2008 filed with the SEC on June 30, 2008 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 13 weeks ended September 27, 2008	For the 13 weeks ended September 29, 2007	For the 26 weeks ended September 27, 2008	For the 26 weeks ended September 29, 2007
Canada	(5)%	4%	(1)%	4%
United States	(6)%	5%	(9)%	5%

Total	(6)%	5%	(5)%	4%

The decrease in comparable store sales for the thirteen and twenty-six week period ended September 27, 2008 primarily reflects the difficulties associated with decreased consumer confidence and spending in a continued challenging economic environment most apparent through a decrease in store traffic in both our Canadian and U.S. markets. These decreases in customer traffic were partially offset by an increase in our average sale transaction in both Canada and the U.S.

The increase in comparable store sales for the thirteen week and twenty-six week periods ended September 29, 2007 is primarily the result of the successful execution of our strategy of increasing our average sale. Contributing to the increase in our average sale was our continued success in the execution of our retail merchandising and marketing strategies, which include increasing the amount of merchandise at higher price points as well as increasing spending on the targeted use of catalogs, outdoor and print advertising as well as other marketing programs to promote brand awareness. Same store sales growth in the United States for the thirteen weeks ended September 29, 2007 benefited from the timing of a customer sale event held during July 2007 while in the prior fiscal year the customer sale occurred in April 2006.

Thirteen Week Period Ended September 27, 2008 compared to the Thirteen Week Period Ended September 29, 2007

Net Sales

	For the 13 weeks ended September 27, 2008	For the 13 weeks ended September 29, 2007
	(In thousands)
Net sales – Retail	$58,523	$57,787
Net sales – Other	2,627	2,059

Total Net Sales	$61,150	$59,846

Net sales for the thirteen week period ended September 27, 2008 were $61.2 million, an increase of $1.3 million from the thirteen week period ended September 29, 2007. The increase in net sales was primarily the result of $3.8 million of additional sales generated from the opening of two new Mayors stores and two acquired Brinkhaus stores, $0.3 million of international sales of Birks products to third-party retailers, and $0.2 million of additional sales related to translating the sales of Canadian operations into U.S. dollars with a relatively stronger Canadian dollar, which were included during the thirteen week period ended September 27, 2008, as compared to the thirteen week period ended September 29, 2007. These increases were partially offset by a 6% decline in comparable store sales.

Gross Profit

	For the 13 weeks ended September 27, 2008	For the 13 weeks ended September 29, 2007
	(In thousands)
Gross Profit – Retail	$27,056	$28,441
Gross Profit – Other	331	439

Total Gross Profit	$27,387	$28,880

Total gross profit was $27.4 million or 44.8% of net sales for the thirteen week period ended September 27, 2008 compared to $28.9 million, or 48.3% of net sales, for the thirteen week period ended September 29, 2007. The 350 basis point decline as a percentage of sales is primarily attributable to the reduction of the retail prices in November 2007 of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S., which resulted in lower margins on the sale of selected products.

Operating and Interest Expenses

SG&A was $27.3 million, or 44.6% of net sales, for the thirteen week period ended September 27, 2008 compared to $28.5 million, or 47.7% of net sales, for the thirteen week period ended September 29, 2007. The $1.3 million decrease in SG&A was driven by a $0.7 million decline in marketing costs, a $1.0 million decrease in compensation expenses, and a $0.7 million reduction in general operating expenses resulting from our continued efforts to reduce general corporate overhead costs. These decreases were partially offset by a $1.1 million increase in operating costs related to the opening of two new U.S. locations and the acquisition of two Brinkhaus stores.

Depreciation and amortization expense and interest and other financial costs for the thirteen week periods ended September 27, 2008 and September 29, 2007 were relatively consistent with the comparable period last year.

Twenty-Six Week Period Ended September 27, 2008 compared to the Twenty-Six Week Period Ended September 29, 2007

Net Sales

	For the 26 weeks ended September 27, 2008	For the 26 weeks ended September 29, 2007
	(In thousands)
Net sales – Retail	$127,632	$122,699
Net sales – Other	5,955	5,198

Total Net Sales	$133,587	$127,897

Net sales for the twenty-six weeks ended September 27, 2008 were $133.6 million, an increase of $5.7 million from the twenty-six weeks ended September 29, 2007. The increase in net sales was primarily driven by $8.9 million of additional sales generated from the opening of two new Mayors stores and two acquired Brinkhaus stores, and $3.1 million of additional sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. These increases were partially offset by a 5% decline in comparable store sales.

Gross Profit

	For the 26 weeks ended September 27, 2008	For the 26 weeks ended September 29, 2007
	(In thousands)
Gross Profit – Retail	$59,627	$59,973
Gross Profit – Other	638	538

Total Gross Profit	$60,265	$60,511

Gross profit was $60.3 million, or 45.1% of net sales, during the twenty-six week period ended September 27, 2008 compared to $60.5 million, or 47.3% of net sales, during the comparable period last year. The 220 basis point decline was primarily attributable to our decision in November 2007 to lower the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S., which resulted in a lower margin on the sale of selected products.

Operating and Interest Expenses

SG&A expenses were $58.5 million, or 43.8% of net sales for the twenty-six week period ended September 27, 2008 compared to $58.6 million, or 45.8% of net sales, for the twenty-six week period ended September 29, 2007. The $0.1 million decrease in SG&A was driven by a $1.3 million reduction in marketing expenses, $1.6 million of lower compensation expenses and $0.8 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs. These decreases were offset by $2.3 million of additional expenses related to the opening of two new Mayors stores and the acquisition of two Brinkhaus stores and $1.3 million of higher expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar.

Depreciation and amortization expense for the twenty-six week period ended September 27, 2008 was relatively flat with the comparable period last year.

Interest and other financial costs increased to $5.2 million for the twenty-six week period ended September 27, 2008, from $5.0 million during the comparable period last year. This increase is primarily explained by $0.4 million of higher borrowing costs associated with the acquisition of two new Brinkhaus stores in November 2007 and $0.2 million of additional interest expenses associated with translating Canadian expenses into U.S. dollars using a relatively higher foreign exchange rate resulting from a stronger Canadian dollar. These increases were partially offset by a reduction in financing costs resulting from lower interest rates during the current fiscal period as compared to the same period last year.

FINANCIAL CONDITION

Liquidity and Capital Resources

As of September 27, 2008, we had a $160.0 million revolving working capital credit facility, which is scheduled to mature on January 19, 2009. As of September 27, 2008, we had $127.0 million outstanding on this facility. Our working capital credit facility bore interest at prime and at LIBOR plus 1.50%. Our excess borrowing capacity was $19.2 million as of September 27, 2008.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test one financial covenant, a minimum fixed charge coverage ratio of 1 to 1, at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. We have not been required to test these covenants since the inception of this facility.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

In anticipation of the expiration of our existing working capital credit facility, we are currently in the process of negotiating an extension and modification of our working capital credit facility for a period of three years. In addition, we are concurrently negotiating additional sources of financing in order to meet our liquidity needs. These borrowing facilities, if executed, will be at a higher cost and will be more restrictive than our current working capital credit facility. We seek to close these facilities during the thirteen-week period ended December 27, 2008. Maintenance of sufficient cash and the availability of funding through an adequate amount of committed financing are necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, or other factors that are beyond our control, as well as our ability to renew our working capital credit facility. In the event that we are unable to renew our working capital credit facility or secure additional financing arrangements, we may be unable to adequately fund our operations and pay our obligations as they generally become due.

During the twenty-six week period ended September 27, 2008, we entered into a leasing line under the terms of our Master Lease Agreement to finance asset purchases and leasehold improvements. As of September 27, 2008, we had financed, as capital leases, $2.9 million of asset acquisitions, including leasehold improvements under this leasing line.

In addition to the working capital credit facility and capital leases under the Master Lease Agreement, we had other outstanding loans as of September 27, 2008 which primarily consisted of a $0.9 million term loan from Investissement Québec that bore interest at a rate of prime plus 1.5% per annum, which equated to 6.25% at September 27, 2008, and repayable until February 2010 in equal monthly capital repayments; and a $0.1 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6.0% per annum repayable in monthly installments and maturing in April 2010. In connection with the acquisition of Brinkhaus, we are required to make three annual payments of $1.7 million on April 30, 2009, 2010 and 2011.

In October 2008, we received a commitment to enter into a term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain operating and inventory costs related to our sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. This loan will bear interest at a rate of prime plus 3.5% per annum and is repayable in 60 monthly repayments. The funding of the loan will take place through several tranches during the period commencing on the closing date through March 2010. The commitment will expire on December 6, 2008.

We used net cash for operating activities of $7.1 million during the twenty-six week period ended September 27, 2008 compared to $9.0 million of net cash used for operating activities during the comparable period last year. The reduction in net cash used in operating activities is primarily attributable to $14.2 million of lower inventory purchases associated with a higher level of inventory on hand at the end of the prior fiscal year, a $2.6 million increase in the growth of other current assets and accrued liabilities and a $1.5 million reduction in working capital needs resulting from a decreased net loss during the twenty-six week period ended

September 27, 2008, as compared to the same period last year, partially offset by a $3.4 million decrease in the level of cash collected from accounts receivable and a $12.5 million decrease in the level of accounts payable primarily related to the timing of shipments received during both fiscal periods.

Net cash used in investing activities was $3.2 million during the thirteen week period ended September 27, 2008 as compared to $5.2 million for the twenty-six week period ended September 27, 2008. This $2.0 million decrease is primarily related to the opening of two new Mayors’ stores in the prior year and decreases in store renovations.

Net cash provided by financing activities was $9.8 million during the twenty-six week period ended September 27, 2008 as compared to $13.7 million of net cash flows provided by financing activities for the twenty-six week period ended September 29, 2007. This $3.9 million decrease is primarily due to a lower level of capital expenditures requiring financing and lower cash flow needs from operations.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn leads to decreased discretionary spending, which adversely impacts the luxury retail business. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our sales and harming our business and operating results. Our financial guidance that we provide from time to time and our belief that we currently have sufficient liquidity to fund our operations are based on certain assumptions about the state of the economy and our operating performance relative to prior fiscal periods. To the extent that the economy and other conditions affecting our business are worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations and would have to raise additional capital, which may not be available to us on acceptable terms or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

One of our primary market risk exposures is interest rate risk. Borrowings under the working capital credit facility and the term loan from Investissement Québec bore interest at floating rates which are based on LIBOR or prime plus any additional applicable rate under the terms of the agreement. As of September 27, 2008, we had approximately $127.8 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.3 million.

Currency Risk

Another significant market risk we are exposed to is the operating risk associated with the fact that a significant portion of our business is in Canada. The continued fluctuations in the Canadian dollar relative to the U.S. dollar may continue to impact the purchase prices of some of our products and may continue to influence the shopping patterns and behaviors of our Canadian and U.S. consumers. In addition, while we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements did not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.